P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

15 November 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

Dear Sirs

P&O AND CMA-CGM JOINT VENTURE TO BECOME LARGEST CONTAINER TERMINAL OPERATOR IN FRANCE

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sandra Scott
Deputy Company Secretary

enc

82-2083

P&O

News Release

15 November 2002

P&O AND CMA-CGM JOINT VENTURE TO BECOME LARGESTCONTAINER TERMINAL OPERATOR IN FRANCE

P&O Ports has formed a 50/50 joint venture company with French container shipping line CMA-CGM that has signed a "protocole d'accord" to acquire 80% of Egis Ports SA, the leading container terminal operator in France. Egis has significant interests in Le Havre, Marseille and Fos. It has also recently signed a letter of intent for an additional two berths in a new development in Le Havre and has exclusivity for a further expansion opportunity in the container terminal of Fos near Marseille. P&O Ports will provide the management for the joint venture.

Egis SA, 100% shareholder of Egis Ports SA, has introduced new shareholders to support its future development and, in particular, the new terminal projects in Le Havre and Marseille. Following a comprehensive consultation process, Egis SA selected two highly respected companies in the industry based on their expertise and proven ability to develop future volumes for the French Ports.

The acquisition will position the new joint venture company as the largest container terminal operator in France. It is an important step in the expansion of P&O Ports' Northern European port network, complementing existing interests in Southampton, Tilbury and Antwerp. In 2001, Egis Ports had a throughput of approximately 1 million teu. The acquisition is subject to French Government approvals and is expected to complete by the year end.

Commenting on the agreement, P&O Chairman Lord Sterling said: "This acquisition is an excellent strategic fit for P&O Ports enabling us to take a key position in France with significant growth potential. We know CMA well and are delighted that they will be partnering us."

Commenting on the achievement, Jacques Saadé, Chairman of CMA-CGM, added: "France is our home country and this is an important investment and expansion into the terminal business in support of our liner activities. CMA-CGM will entrust the daily management of the new company to P&O Ports so as to ensure the neutrality of the service towards other shipping lines and confirm the objective of running the terminals as common user facilities."

For further information: Victoria Moth, Corporate Communications Manager
Tel: +44 (0)20 7321 4593

Andrew Lincoln, Manager, Investor Relations and Strategy
Tel: +44 (0)20 7321 4490

Notes to Editors:

1. Egis Ports SA is a container and general stevedoring company wholly owned by Egis, an infrastructure investment subsidiary of the French state-owned group Caisse des Depots et Consignations. Egis Ports owns 51% of MGM, one of the two container terminal operators in Marseille, and 50% of one of the three container terminal operators in Le Havre. Egis Ports was loss-making prior to 2002 but is expected to show steady profit growth as a result of improving productivity and continued increases in container throughput.

2. The majority of the assets associated with the container terminals covered by the agreement are currently owned by the relevant French port authority. The joint venture will have an exclusive right to operate the Marseille terminal for ten years and the other terminals, at least initially, for one year renewable.

3. P&O Ports is a leading global port operator. With 24 container terminals and logistics operations in 84 ports it has a presence in 17 countries. In the UK, P&O Ports has interests in Southampton Container Terminal as well as a Tilbury Container Services. In Belgium, P&O has container terminal and general cargo interests in Antwerp.

4. In 2001, P&O Ports in Europe handled 2,346m teu. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.

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